UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )[1]

Support.com, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

86858W200

(CUSIP Number)

JULIAN SINGER

JDS1, LLC

2200 Fletcher Avenue, Suite 501

Fort Lee, New Jersey 07024

(201) 592-3400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 21, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

__________________

[1]      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 929,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 929,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 929,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 929,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Support.com, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 900 Chesapeake Drive, Second Floor, Redwood City, California 94063.

Item 2.	Identity and Background.
(a)	This Schedule 13D is being filed by:

(i)	JDS1, LLC, a Delaware limited liability company (“JDS1”), with respect the shares of Common Stock directly owned by it; and
(ii)	Julian Singer, as a managing member of JDS1.

Each of JDS1 and Mr. Singer is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of JDS1 and Mr. Singer is 2200 Fletcher Avenue, Suite 501 Fort Lee, New Jersey 07024.

(c)       The principal business of JDS1 is investing in securities and engaging in all related activities and transactions. Mr. Singer’s principal occupation is investing assets held in JDS1 and other entities.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock purchased by JDS1 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate amount of funds used by JDS1 for the purchase of the securities reported herein was approximately $2,366,697, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons have engaged, and plan to continue to engage, with the Issuer’s management and board of directors (the “Board”) regarding opportunities to unlock shareholder value.  The Reporting Persons believe that the Issuer’s recent grants of restricted stock units to Board members are excessive and without merit, and raise serious concerns as shares of Common Stock are trading significantly below their share price from one year ago, with the Issuer’s enterprise value lower than the cash on its balance sheet. Given the $10 million monetary judgment that the Issuer agreed to pay to the Federal Trade Commission (the “FTC”) earlier this year as part of a settlement to resolve the FTC’s allegations of deceptive practices, and the loss of a substantial contract that the Issuer has yet to quantify, the Reporting Persons believe that the issuance of free stock is even more concerning. The Reporting Persons have questioned the Issuer’s inaction with respect to a cash distribution to shareholders and believe that the Issuer did not provide adequate rationale for failing to do so. The Reporting Persons believe that the Issuer should evaluate potential strategic alternatives to maximize value, such as by exploring a sale process.

In April 2019, the Reporting Persons sought to increase their position in the Issuer and delivered a letter pursuant to the Issuer’s Section 382 Tax Benefits Preservation Plan (the “Plan”), requesting that an exemption be granted under the Plan to allow the Reporting Persons to acquire beneficial ownership in the aggregate of up to 14.99% of the Issuer’s outstanding shares of Common Stock, to be acquired at any time up to and including April 8, 2020.  In response, the Issuer refused to grant the Reporting Persons’ request for an exemption under the Plan without explanation, and would not provide information about the Issuer’s percentage change in ownership of stock among certain 5% shareholders over a three-year period under Section 382. Based on the Reporting Persons belief, the Issuer is not close to approaching the 50% threshold that could trigger an ownership change under Section 382, and therefore, can come to no other conclusion than that the Plan is being used as a mechanism to entrench the Board and management.

In addition, the Reporting Persons requested Board representation, and were encouraged by the Issuer to submit candidates for the Issuer’s review. Notwithstanding the Reporting Persons’ submission of five highly qualified, independent director candidates, the Issuer refused to interview any of the candidates.  As of the date hereof, the Reporting Persons have not received a response from the Issuer regarding these proposed director candidates.  As a result, the Reporting Persons intend to nominate a slate of highly qualified director candidates for election to the Board at the Issuer’s 2020 Annual Meeting of Stockholders.

The Reporting Persons acquired their positions in the Shares in the belief that the current share price does not reflect the intrinsic value of the Issuer and continues to represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, including transactions in which the Reporting Persons may seek to participate and potentially engage in (as a purchaser or investor), or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned is based upon 18,968,750 shares of Common Stock outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2019.

A.	JDS1

(a)	As of the date hereof, JDS1 beneficially owns 929,700 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 929,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 929,700
4. Shared power to dispose or direct the disposition: 0

(c)	JDS1 has not entered into any transactions in the shares of Common Stock during the past sixty days.

B.	Mr. Singer

(a)	As of the date hereof, Mr. Singer, as a managing member of JDS1, beneficially owns 929,700 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 929,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 929,700
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Singer has not entered into any transactions in the shares of Common Stock during the past sixty days.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 21, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among the Reporting Persons, dated August 21, 2019.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2019

JDS1, LLC

By:	/s/Julian Singer
	Name:	Julian Singer
	Title:	Managing Member

/s/ Julian Singer
Julian Singer

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.0001 par value, of Support.com, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: August 21, 2019

JDS1, LLC

By:	/s/ Julian Singer
	Name:	Julian Singer
	Title:	Managing Member

/s/ Julian Singer
Julian Singer